Mail Stop 0510

      February 9, 2005


via U.S. mail and facsimile

Mr. Ronald G. Lee
Chief Executive Officer and Chief Financial Officer
Lee Pharmaceuticals
1444 Santa Anita Avenue
South El Monte, California 91733


	RE: Form 10-KSB for the fiscal year ended September 30, 2004
                   File No. 1-7335

Dear Mr. Lee:

	   We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






FORM 10-KSB FOR THE YEAR ENDED SEPTEMBER 30, 2004

Comment applicable to your overall filing
1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings beginning, to the extent practical, with your report on Form 10-QSB for December 31, 2004.

Item 1. Description of Business, page 2

2. Please expand your disclosure of patents that are material to your business to identify the patents by name and number and to indicate their duration. In addition, please enhance the description of your business disclosures, including a description of your agreement with the Monticello Drug Company. Please refer to Item 101 of Regulation
S-B.

Management`s Discussion and Analysis or Plan of Operations, page
10

3. Please discuss the amount and percentage of your gross profit and the reasons for any variation in your gross profit in the 2004 and 2003 fiscal years. Please also disclose the reasons why your freight expense and product liability expense declined in relation to the prior year.

4. Management`s Discussion and Analysis should discuss the judgments and uncertainties that affect the application of your critical accounting policies and the likelihood that materially different amounts could be reported under different conditions or using different assumptions. Please note that repeating the summary of accounting policies footnote from your financial statements, in full or in part, is not consistent with the guidance concerning the disclosure of critical accounting estimates. See SEC Release 33-8040.

5. With respect to your critical accounting policies, please indicate whether you have discussed your critical accounting estimates with your audit committee. Additionally, for each critical accounting policy or estimate, please discuss the likelihood of materially different reported results if different assumptions or conditions were to prevail. To the extent practicable and meaningful, you should also quantify the effect changes in assumptions and estimates would have on your overall financial performance. See SEC Releases
33-8040 and 33-8098.

6. Please tell us why the audit committee is not governed by an audit committee charter. Please tell us if you are considering the adoption of a charter in the future.


Liquidity and Capital Resources, page 11

7. Please provide a detailed discussion of your expected sources and uses of cash. Please disclose that the majority of your debt is due by December 1, 2005. Please discuss the impact of your projected interest payments and your projected capital expenditures on your liquidity. Please also discuss your bank overdraft position, the violations of your bank covenants and the subsequent waiver of the violations by your lender, and how you expect to remedy these issues.
Refer to Item 303(a) of Regulation S-B.

8. Please disclose the impact on liquidity and the reasons for the increase in your accounts receivable from $580,000 at September 30,
2003 to $1,012,000 at September 30, 2004 after considering your 3% decrease in revenues. Please also explain the reasons for your lower bad debt expenses of $102,000 after considering the large increase in
your accounts receivable.   Please also explain why the number of
day`s sales in averaged accounts receivable improved to 28 days in 2004 from 29 days in 2003 given the large increase in your accounts receivable and the slight decline in sales.

9. Please provide a more rigorous description of your plan to improve profitability through increased sales, reduction of expenses and securing of additional financing from outside lenders. It is insufficient to just mention these factors without providing supporting detail. See SEC Financial Reporting Codification section,
607.02, Uncertainty about an Entity`s Continued Existence.

Financial Statements

10. Please provide the enterprise-wide product line disclosures required by paragraph 37 of SFAS 131.

Statements of Cash Flows, page 17

11. Bank overdraft related cash inflows and outflows represent financing activities. Please reclassify the decrease or increase in the bank overdraft account in your statements of cash flows from cash flows provided by operating activities to cash flows from financing activities.

Note 1 -  Summary of Significant Accounting Policies, page 18

12. Please disclose your revenue and expense recognition policy for shipping and handling amounts billed to customers in accordance with
EITF 00-10. If you do not include all of your actual costs for shipping and handling in cost of goods sold, disclose the amount of shipping and handling costs excluded from cost of goods sold for each period presented as required by paragraph 6 of EITF 00-10.

13. Please disclose the types of expenses that you include in the cost of goods sold line item and the types of expenses that you include in the selling and advertising and general and administrative expenses line item. Please also tell us whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of goods sold line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of goods sold, please disclose:
* in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
* in MD&A that your gross profit margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of goods sold and others like you exclude a portion of them from gross profit margin, including them instead in another line item, such as operating expenses.

14. Please disclose your accounting policy with respect to your cooperative advertising with your retailers. Please also disclose your accounting policy with respect to other sales incentives, such as discounts, coupons, slotting fees, rebates and buydowns.
Please
refer to EITF 01-9.

15. Please disclose the accounting policy for your distribution agreement with the Monticello Drug Company. Please clarify how amounts warehoused, billed, shipped and collected for Monticello Drug
Company owned products are accounted for in your financial statements. Please also disclose your accounting policy for the service fee charged to the Monticello Drug Company.

Accounts Receivable

16. Please disclose why it is reasonably possible that your estimate of the allowance for doubtful accounts and returned merchandise may change in the future due to your distribution agreement with the Monticello Drug Company. Please consider whether the determination of these reserves should be considered one of your critical accounting policies.

17. Please disclose your accounting policy for sales return allowances. Please also disclose the sales return policy of the Monticello Drug Company under your distribution agreement and tell us the amount of sales return allowances accrued for this account at year-end. Explain to us any differences between your general return policy disclosed in Item 1 - Description of Business and in your Summary of Significant Accounting Policies, and the return policy offered to the Monticello Drug Company. Please tell us the type of historical experience that you have accumulated with respect to this distribution agreement that enables you to reasonably estimate the amount of future returns. Please also disclose separately your return policy under private label programs and supplementally tell us the amount of reserves for potential returns under these programs. Please refer to SFAS 48.

Inventories

18. Please disclose your accounting policy for establishing reserves for inventory obsolescence. Given the high level of inventory reserves ($850,000 at September 30, 2004, including a provision of $456,000 in fiscal 2004) and their significant impact on your gross profit and operating results during 2004, please consider the determination of reserves for inventory obsolescence as one of your critical accounting policies. Please also tell us, supplementally, the reasons for the high level of reserves for inventory obsolescence and what internal controls are in place to minimize obsolete inventory in the future.

19. At September 30, 2003, the reserve for inventory obsolescence was
$441,000 as compared to $850,000 at September 30, 2004 with a provision of $456,000 recorded during fiscal year 2004. Please tell us the gross amount of obsolete inventory at September 30, 2004, the amount of revenue recognized in fiscal years 2003 and 2004 from the sale of obsolete inventory and the amount of related gain or loss in each period. In addition, tell us where the revenue from the sale of obsolete inventory is reflected in the statement of operations.

Depreciation and Amortization

20. Please tell us why you estimated a 10 year useful life for leasehold improvements given that all of your leases appear to expire by November 2005. Please tell us if the leases have renewal options and if you intend to renew these leases. Please refer to SEC website for letter dated February 7, 2005 concerning lease accounting.

Customer concentration and vendors

21. Please disclose your typical credit terms for your accounts receivable. Please tell us the name of the customer who owes you $209,000 and your evaluation of the collectibility of the amount due from this customer. Please also explain to us and disclose any disparity between your typical credit terms and the amounts due from this customer. With respect to your disclosure that one customer generated 12% of your revenues and that five customers generated 36%
of revenues, please identify for the staff each of the five customers and the related amounts of revenue.

Note 4 - Intangible Assets, page 21

22. Please supplementally provide us with a listing of the respective product lines that comprise your product line intangible amount of $963,000. Please tell us why the product line intangible asset does not meet the criteria for separate recognition apart from goodwill and is not subject to annual amortization expense. Please refer to
SFAS 141.

Note 6 - Accrued Liabilities, page 22

23. Please disclose the nature and amount of any material items included in Other accrued liabilities.

Note 11 - Debt Maturities Schedule, page 24

24. Please revise your debt maturities schedule in your next quarterly report. Based on the note that you modified on September
1, 2004, $2,176,249 is not due until December 1, 2005 which is part of the 2006 fiscal year. However, you disclose $656,000 of debt due in the 2006 fiscal year in your debt maturities schedule.

Note 13 - Commitments and Contingencies, page 25

25. SAB Topic 5:Y states that environmental liabilities are of such significance that detailed disclosures regarding the judgments and assumptions underlying the recognition and measurement of the liabilities are necessary to inform readers fully regarding the range of reasonably possible outcomes that could have a material effect on your financial condition, results of operations, or liquidity. Please clarify your disclosures to state whether any amounts have been accrued if there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss. Please disclose the estimated additional loss, or range of loss, or state that such an estimate cannot be made as required by paragraph 10 of SFAS 5. Please provide the disclosures called for by SAB Topic 5:Y. Please also supplementally tell us the present status of this matter, including the most recent regulatory activity.

Note 16 - Income Taxes, page 29

26. Please disclose the annual expiration date of the net operating loss carryforwards through the 2009 fiscal year. Refer to paragraph
48 of SFAS 109.

Note 18 - Acquisitions, page 30

27. Please disclose the amount paid by the Monticello Drug Company for your remaining 20% interest in one of their product lines in June
2003 and the resulting gain or loss on the transaction.




Note 20 - Distribution Agreement, page 30

28. Please tell us why you classified the service fee from the marketing and distribution agreement with the Monticello Drug Company in other income below operating loss in your statement of operations.
Given that you have a material, five-year distribution rights agreement that should generate recurring annual earnings, the service fee should be presented as part of continuing operations.

Note 21 - Subsequent Event, page 30

29. Please file a Form 8-K report to disclose the sale of your Nose
Better product line.  Please refer to SEC release 33-8400 dated
March
14, 2004 which include additional disclosure requirements on Form
8-
K.

Item 8A.  Controls and Procedures, page 31

30. Please supplementally advise the staff of the specific internal controls and procedures implemented to ensure that products are not invoiced prior to their shipment or double shipped to certain customers. Please also tell us supplementally, the dollar amount of revenues invoiced before shipment and double shipped to customers by quarter during each of the last two fiscal years. Please also tell us if the errors were discovered by you or by your auditor and whether the errors remain uncorrected in quarterly financial statements. Please reevaluate your certification in Exhibit 31.1 regarding the design and effectiveness of your internal controls based on these responses.

Other Items

31. Please file the distribution agreement with the Monticello
Drug
Company as an exhibit to the Form 10-KSB.

32. Please address and fax a letter to Edgar Filer Support at
(202)
504 - 2474 in order to receive a new commission file number stating that you were de-listed from the American Stock Exchange effective January 1996 and that you should be reporting under Section 12(g) of the Securities Exchange Act of 1934. Your current commission file number indicates that you are filing under Section 12(b).



*    *    *    *



      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 824-5524 or,
in his absence, Nathan Cheney, Assistant Chief Accountant, at
(202)
942-1804 or, to the undersigned, at (202) 942-1774.


    						Sincerely,



							Rufus Decker
*							Branch Chief
??

??

??

??

Mr. Ronald G. Lee
February 8, 2005
Page 1 of 8



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE